September 2, 2011	Donald S. Weiss D 312.807.4303 F 312.827.8183 donald.weiss@klgates.com

Ms. Esther Budanitsky

Compliance Department

National Futures Association

300 S. Riverside Plaza, #1800

Chicago, IL 60606-3447

Re:	Nuveen Long/Short Commodity Total Return Fund

Pool ID #56932

Dear Ms. Budanitsky:

This letter responds to the comments contained in your letter dated June 22, 2011, regarding the registration statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Document”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in Pre-Effective Amendment No. 1 to the registration statement, which was filed with the SEC and the NFA on the date of this letter. Two copies of that amendment, one clean and one marked to show changes from the initial registration statement, are enclosed for your convenience.

1.	Comment: The Document must include the required performance disclaimer pursuant to CFTC Regulation 4.25(c)(1)(ii) within the body of the Document, not only at the forepart of the Document.

Response: The required performance disclaimer has been added on page 8.

2.	Comment: NFA noted that the Risk Factors section includes a “investing in non-US markets” risk. However, the Risk Disclaimer statement at the forepart of the Document does not include the foreign futures disclaimer. Ensure that all required disclosures correspond with the trading program.

Response: The foreign futures disclaimer has been added to the forepart of the document.

3.	Comment: Mr. Zimmerman’s business background states that he commenced his employment with Nuveen in May 1988, but only discloses his duties since January

Ms. Esther Budanitsky

September 2, 2011

2002. Ensure his business background accounts for his duties for the period between May 1988 and January 2002.

Response: Mr. Zimmerman’s business background has been revised to include the requested disclosure.

4.	Comment: Mr. Foy’s business background must disclose his duties as a vice president of Nuveen Fund Advisors, Inc.

Response: Mr. Foy’s business background has been revised to include the requested disclosure.

5.	Comment: The breakeven must be representative of the maximum fee a participant may pay. Specifically, the management fee must be reflective of a 1.25% fee rather than a 1.19% fee.

Response: As stated in footnote 1 to the break-even table, the percentages shown in the table represent percentages of the gross offering amount. Therefore the application of the 1.25% fee to the net proceeds (after deduction of underwriting commissions and offering expenses) results in the percentage shown in the table. Footnote 2 clearly states that the fee will equal 1.25% of net assets. We have added the following language to that footnote:

“The percentage shown in the table above is calculated based on the Fund’s gross offering size, before deduction of underwriting commissions and offering expenses.”

6.	Comment: Mr. Spencer’s business background must be complete and must disclose his past principal listings/withdrawals from prior employers, and must also disclose his prior association with Gresham Asset Management.

Response: Mr. Spencer’s business background has been revised to include the requested disclosures.

7.	Comment: Mr. Hepworth’s business background must be complete and must disclose his past principal listings/withdrawals from prior employers, and must also disclose his prior association with Gresham Asset Management, Millenium Management LLC, and Windham Futures Corp.

Ms. Esther Budanitsky

September 2, 2011

Response: Mr. Hepworth’s business background has been revised to include the requested disclosures.

8.	Comment: Mr. Reeves’ business background must be complete for the past five years. Any listings or registrations that occurred within this period must also be disclosed.

Response: Mr. Reeves’ business background has been revised to include the requested disclosures.

9.	Comment: Ensure that Ms. Wager’s and Mr. Migdal’s roles do not require them to be listed Principals of the Gresham Investment Management.

Response: The Fund has reviewed this comment with Gresham, and Gresham has confirmed that Ms. Wager’s and Mr. Migdal’s roles do not require them to be listed as Principals.

10.	Comment: The Document must include Dr. Jarecki’s complete business background, including the name and main business of each employer, the dates of employment, and the nature of duties performed for that employer.

Response: Dr. Jarecki’s business background has been revised to include the requested disclosures.

11.	Comment: NFA noted the CTA maintains an exemption pursuant to CFTC Regulation 4.7. Therefore, the pool must meet the requirements of a QEP.

Response: Upon closing of this offering, the Fund will meet the requirements of a QEP by, among other reasons, being a

“qualified purchaser” as defined in Section 2(A)(51) of the Investment Company Act of 1940, and Gresham will not enter into a commodity futures or options contract or make any investment decisions on behalf of the Fund until the closing is complete.

12.	Comment: Upon resubmitting the document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Response: Copies of the comment letter from the SEC dated July 5, 2011, and our response to those comments are being provided to the NFA with this letter.

Ms. Esther Budanitsky

September 2, 2011

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4303, Craig Walker at 312.807.4321 or Stacy Winick at 202.778.9252.

Very truly yours,

/s/ Donald S. Weiss

Donald S. Weiss

Attachments

cc:	Kimberly Flynn

Christopher Rohrbacher